CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2013 (the “Form 40-F”), I, Dennis Bergen, P.Eng., of Roscoe Postle Associates Inc. (formerly known as Scott Wilson Roscoe Postle Associates Inc.), hereby consent to the use of my name in connection with the reference to the mineral reserve estimates for the Mercedes Project as at December 31, 2013 (the “Estimates”) and to the report entitled “Technical Report on the Mercedes Gold-Silver Mine, Sonora State, Mexico” dated February 25, 2014 (the “Report”) and to the inclusion of references to and summaries of the Estimates and the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.
I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

ROSCOE POSTLE ASSOCIATES INC.

By:	/s/ Dennis Bergen
Name:	Dennis Bergen, P.Eng.
Title:	Associate Principal Mining Engineer

March 28, 2014